March 7, 2024

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Kevin Stertzel
    Anne McConnell

    Re:    Broadcom Inc.
Form 10-K
Filed December 14, 2023
Form 8-K
Filed December 7, 2023
File No. 001-38449

Dear Mr. Stertzel and Ms. McConnell:
Broadcom Inc. (the “Company”) submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 30, 2024, relating to the above referenced filing.
For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers of the Staff’s comments that are in bold italics prior to the Company’s response.
Form 8-K filed December 7, 2023
Exhibit 99.1, page 1
1.    We note you present the non-GAAP financial measures, Adjusted EBITDA and Adjusted EBITDA Margin, but do not present the most directly comparable GAAP measures, Net Income and Net Income Margin, with equal or greater prominence. We also note you present Non-GAAP diluted EPS before you present the most directly comparable GAAP measure, GAAP diluted EPS. For each non-GAAP financial measure you present, please revise future filings to present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question

U.S. Securities and Exchange Commission
March 7, 2024

102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
The Company advises the Staff that on March 7, 2024 it filed a Current Report on Form 8-K with the Commission and furnished therewith, as Exhibit 99.1, the Company’s earnings release for its fiscal quarter ended February 4, 2024 (the “Earnings Release”).
The Company respectfully advises the Staff that for the non-GAAP financial measures presented in the Earnings Release, the Company presented the most directly comparable GAAP measures with equal or greater prominence. The Company further advises the Staff that for the non-GAAP financial measure presented in future filings and to the extent the Company presents Adjusted EBITDA Margin, the Company will present the most directly comparable GAAP measure with equal or greater prominence.
2.    We note your non-GAAP reconciliations of Adjusted EBITDA begin with Net Income on a non-GAAP basis rather than with the most directly comparable GAAP measure, Net Income. For each Non-GAAP reconciliation you present, please revise future filings to begin the reconciliation with the appropriate and most directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(b) and 103.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
The Company respectfully advises the Staff that the non-GAAP reconciliation of Adjusted EBITDA set forth in the Earnings Release begins with the most directly comparable GAAP measure, Net Income. The Company further advises the Staff that for the non-GAAP reconciliation presented in future filings, the Company will begin the reconciliation with the appropriate and most directly comparable GAAP measure.
* * * * * * * *
Please do not hesitate to contact me at (408) 433-7140 or kirsten.spears@broadcom.com with any questions you may have with respect to the foregoing.
Sincerely,
/s/ Kirsten Spears

Kirsten Spears
Chief Financial Officer and Chief Accounting Officer